UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-19771
CUSIP NUMBER: 237887104

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

ACORN FACTOR, INC.
Full Name of Registrant

DATA SYSTEMS AND SOFTWARE INC.
Former Name if Applicable

4 West Rockland Road
Address of Principal Executive Office (Street and Number)

Montchanin, Delaware 19710
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)☒
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

The registrant was not able to file its Quarterly Report on Form 10-Q within the prescribed time period because it has experienced delays in the collection, analysis and disclosure of certain information required to be included in (or otherwise necessary in connection with) the preparation and filing of the Form 10-Q. The Form 10-Q will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael Barth	302	656-1707
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

1.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Set forth below is preliminary consolidated results of operations data for Acorn Factor, Inc. (the "Company" or “us”) for the quarter and nine months ended September 30, 2007 and comparative data for the same periods in 2006.

The Company had a net loss of $1.4 million and net income of $10.5 million for the quarter and nine months ended September 30, 2007, respectively, as compared to a net loss of $1.7 and $5.3 million for the quarter and nine months ended September 30, 2006. Net loss for the quarter ended September 30, 2007 included a non-cash gain of $0.5 million with respect to the private placement of Paketeria and a non-cash finance expense of $0.6 million recorded with respect to the Company's private placement of Debentures in March and April, 2007. Net income for the nine months ended September 30, 2007 included non-cash gains of $16.2 million with respect to the second quarter public offering of Comverge and of $0.5 million with respect to the recent private placement of Paketeria and a non-cash finance expense of $2.5 million recorded with respect to the private placement of Debentures.

Sales in the first nine months of 2007 increased by $429,000, or 15%, from $2.9 million in the first nine months of 2006 to $3.3 million in the first nine months of 2007. Sales in the third quarter of 2007 reflected an increase of $672,000, or 73%, from $0.9 million in the third quarter of 2006 to $1.6 million in the third quarter of 2007. The increases for both periods were wholly attributable to the increase in our RT Solutions segment sales (increases of $338,000 and $570,000 for the nine and three month periods ended September 30, 2007 as compared to 2006, respectively) which was the result of two new significant projects in 2007. This increase more than offset the slight decrease in sales in our OncoProTM segment during those periods.

Gross profits in the first nine months of 2007 decreased by $35,000, or 4%, to $815,000, compared to $849,000 for the first nine months of 2006. The decrease was primarily attributable to lower margins in the RT Solutions segment. The lower margins were due to the inclusion in 2006 of certain project sales with relatively high gross profit margins. Gross profit in the third quarter of 2007 increased by $197,000, or 71%, to $473,000, in comparison to $276,000 in the third quarter of 2006, primarily due to the previously mentioned increase in RT Solutions sales. Gross margins were unchanged in the third quarter of 2007 as compared to the third quarter of 2006.

Selling, marketing, general and administrative expenses (“SMG&A”) decreased significantly in the first nine months of 2007 ($525,000) from $3.5 million to $3.0 million compared to the first nine months of 2006. SMG&A also decreased significantly (by $418,000) in the third quarter of 2007 as compared to the third quarter of 2006. The decreases for both the nine and three month periods is due almost entirely to decreases in stock compensation expense recognized in the periods in accordance with FAS 123R.

2.

In April 2007, Comverge completed its initial public offering. As a result of the Comverge offering, the Company recorded an increase in its investment in Comverge and recorded a non-cash gain of $16.2 million in “Gain on public offering of Comverge”. Subsequent to the offering, the Company no longer accounts for its investment in Comverge under the equity method.

In September 2007, Paketeria completed a private placement of shares. As part of the transaction, the Company converted approximately $1.2 million of debt to equity in Paketeria. As a result of the Paketeria private placement, the Company recorded a decrease in its investment in Paketeria and recorded a non-cash gain of $533,000 in “Gain on private placement of Paketeria”.

Finance expense, net, increased in the first nine months of 2007 as compared to the first nine months of 2006 from $23,000 to $2.8 million. Finance expense, net, also increased in the third quarter of 2007 as compared to the third quarter of 2006 from $17,000 to $716,000. The increases are entirely attributable to the finance costs associated with our private placement of convertible debt in the first and second quarters of 2007.

In the first quarter of 2006, we recognized $210,000 in previously unrecognized and current losses of our Comverge equity affiliate offsetting our additional investments during the quarter in that amount in Comverge preferred stock. As our investment in Comverge had been reduced to zero, we no longer recorded additional losses against our investment in Comverge.

In the first nine months of 2007, we recognized losses of $779,000 representing our approximate 33% share of Paketeria’s losses for the period and amortization expense associated with acquired non-compete and franchise agreements and the change in value of options. In addition, we also recognized additional losses totaling $49,000 with respect to stock compensation expense associated with a previous option grant to Paketeria’s founder and managing director.

As of September 30, 2007, all of the Company’s 2,786,021 Comverge shares can be considered “available-for-sale” under SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. Accordingly, at September 30, 2007, the Company reflected its investment in Comverge at its then fair market value of $ 91.5 million, an increase of $63.2 million from the value reflected at June 30, 2007. At September 30, 2007, the Company had a net deferred tax liability of $21.5 million with respect to its Comverge investment.

Certain statements made above are forward-looking in nature. Whether such statements ultimately prove to be accurate depends upon a variety of factors that may affect the Company's business and operations. Many of these factors are described in the Company's most recent Annual Report on Form 10-K as filed with Securities and Exchange Commission.

3.

Acorn Factor, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

ACORN FACTOR, INC.

Date: November 15, 2007	By:	/s/ MICHAEL BARTH
Michael Barth
Authorized Representative

4.